UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934


                     Ark Restaurants Corp.
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                          040712 10 1
                         (CUSIP Number)

                       Irving Hershkowitz
                      c/o Big Geyser, Inc.
                       57-65 48th Street
                       Maspeth, NY  11378
                         (718) 821-2200
  (Name, Address and Telephone
Number of Person
 Authorized to
              Receive Notices and
 Communications)

                         June 19, 2007
    (Date of Event which Requires
 Filing of this
Statement)


If the filing person has previously filed a statement on Schedule
13G to report the
acquisition that is the
subject of this Schedule 13D, and is filing this schedule because of
Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this
form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following pages)

CUSIP No. 040712 10 1
(1) Names of Reporting Persons
I.R.S. Identification No. of above persons (entities only).
     Irving Hershkowitz

(2) Check the Appropriate Box if a Member of a Group
     (a)
     (b)

(3) SEC Use Only

(4) Source of Funds (See Instructions)
     PF

(5) Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [  ]

(6) Citizenship or Place of Organization
     United States of America

Number of      (7) Sole Voting Power
Shares              328,000 shares
Beneficially        (8) Shared Voting Power
Owned by            -0-
Each           (9) Sole Dispositive Power
Reporting           328,000 shares
Person         (10) Shared Dispositive Power
With                -0-

(11) Aggregate Amount Beneficially Owned by
Each Reporting Person
     328,000 shares

(12) Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See
     Instructions)

(13) Percent of Class Represented by Amount
in Row (11)
     9.189%
(14) Type of Reporting Person
     IN

Item 1. Security and Issuer
This Schedule 13D relates to the common stock, $0.01 par value per share, of Ark Restaurants
Corp., a New York corporation ("Ark"), with
 principal executive
offices located at 85 Fifth Avenue, New York,
NY 10003.

Item 2. Identity and Background
The person filing this report is Irving Hershkowitz, an
 individual with a business address c/o Big
Geyser, Inc., 57-65 48th Street, Maspeth, NY  11378.
 Mr. Hershkowitz is the President of Big
Geyser, Inc., a distributor of non-alcoholic beverages.
During the past five years, Irving Hershkowitz has neither been convicted in any criminal proceeding
 (excluding traffic violations or similar misdemeanors), nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hershkowitz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration
Irving Hershkowitz used his own personal funds to purchase of the securities.

Item 4. Purpose of Transaction
The purpose of the acquisition of the securities was for investment purposes only.

Item 5. Interest in Securities of the Issuer
Mr. Hershkowitz owns 328,000 shares of Ark of the total issued and outstanding number of shares of 3,569,299 (as set forth on Arks' Form 10-K filed for the fiscal year ended September 30, 2006).
During the last 60 days, Mr. Hershkowitz has bought and sold shares of Ark.

Item 6. Contracts, Arrangements, Understandings or
Relationships with
Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships between Irving Hershkowitz and Ark.

Item 7. Material to Be Filed as Exhibits
There is no material to be filed as Exhibits.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that
the information set forth in this
statement is true, complete and correct.

Dated:    July 26, 2007



                                   Irving Hershkowitz